FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated January 24, 2005 (“BlackBerry Enterprise Server Adds Support For IBM Lotus Domino 7.0")	Page No 3

Document 1

January 24, 2005

FOR IMMEDIATE RELEASE

BlackBerry Enterprise Server Adds Support For IBM Lotus Domino 7.0

Lotusphere – Orlando, FL – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that BlackBerry Enterprise Server™ v4.0 will support IBM Lotus Domino 7.0. RIM continues to advance the BlackBerry wireless platform for enterprise and government customers with tightly integrated support for IBM’s latest Lotus Domino products.

“We have been testing BlackBerry Enterprise Server with beta versions of Domino 7.0 and look forward to supporting the upcoming release,” said Mike Lazaridis, President and Co-CEO at RIM. “BlackBerry is the most broadly supported wireless enterprise platform in the world and support for Domino 7.0 will further pave the way for developers and administrators to provide integrated messaging and collaborative applications to mobile users.”

BlackBerry Enterprise Server v4.0 customers will enjoy full integration with IBM Lotus Domino 7.0 when they upgrade. IBM Lotus Domino 7.0 is expected to offer new tools to enable more collaboration capability, performance and productivity while lowering the total cost of ownership.

BlackBerry Enterprise Server v4.0 continues to build upon and enhance many of the core features that have made BlackBerry the leading wireless platform for corporate and government users.  New features include*:

Simplified Application Development — BlackBerry provides a robust wireless platform to support enterprise applications such as CRM and business intelligence as well as more specialized applications in sectors such as real estate, health care, legal, government and financial services. BlackBerry Enterprise Server v4.0 provides an enhanced browser and Java development tools that enable developers to easily create and deploy applications for BlackBerry. The Mobile Data Service feature of BlackBerry Enterprise Server is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.  BlackBerry Enterprise Server v4.0 also features new development toolkits including additional APIs for browser and phone applications and content protection.

Simplified Deployment and Maintenance – BlackBerry Enterprise Server v4.0 enables users to quickly connect their handheld to BlackBerry Enterprise Server with cradle-less wireless provisioning and IT administrators to centrally load handheld software and provision handhelds with appropriate user data.

Enhanced Handheld Asset Control — IT departments with BlackBerry Enterprise Server v4.0 are provided with enhanced administration and asset tracking and the ability to remotely control which applications can be installed on handhelds.

-more-

Additional Wireless Security Capabilities – In addition to support for Triple DES and S/MIME and FIPS 140 (Federal Information Processing Standards) government certification, BlackBerry Enterprise Server v4.0 offers full support of AES (Advanced Encryption Standard), local data encryption on the handheld and more.

Increased Access Control — IT administrators can now control which application servers are allowed to push content to handhelds through BlackBerry Mobile Data Service, and control the application servers that users can access through BlackBerry Mobile Data Service.

Offline Improvements — The BlackBerry Browser supports automatic queuing of web page requests so forms can be completed on the handheld and sent without worrying about coverage conditions. When back in coverage, these forms are submitted automatically.

Enhanced Wireless Experience — BlackBerry Enterprise Server v4.0 provides customers with an enhanced data experience through improved attachment handling capabilities, an enriched browser for wireless access to Internet and intranet applications and complete cradle-free wireless synchronization of all email and organizer applications. BlackBerry Handheld Software v4.0 also includes enhanced phone features, such as an improved user interface and an A to Z speed dial.

Additional Enhancements:

  Ability to download a variety of image formats (JPEG, GIF, BMP, TIFF and PNG) and store them on the handheld
  Image manipulation controls (pan, zoom and rotate)
  Ability to search the address book, calendar, memo pad, tasks and messages applications simultaneously
  Support for additional fields and categories within the address book, memo pad and task applications
  Cradle-free wireless sent items synchronization between a user's BlackBerry handheld and desktop PC
  Ability to tentatively accept calendar appointments on the BlackBerry handheld with or without comments and be notified of meeting conflicts
  BlackBerry Enterprise Server v4.0 enables the delivery of extended character sets such as traditional and simplified Chinese

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

-more-

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* BlackBerry Handheld Software v4.0 is also required. Timing of software availability may vary by carrier and country. Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 24, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller